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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SumTotal Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

866615107

(CUSIP Number)

October 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 14 Pages

13G
CUSIP No. 866615107			Page 2 of 14 Pages

1.	Name of Reporting Person: Seaport Capital Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,817,792 (See Item 4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,817,792 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,792 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6%

12.	Type of Reporting Person:* PN (Limited Partnership)

*SEE INSTRUCTIONS BEFORE FILLING OUT.

13G
CUSIP No. 866615107			Page 3 of 14 Pages

1.	Name of Reporting Person: Seaport Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 37,098 (See Item 4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 37,098 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,098 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2%

12.	Type of Reporting Person:* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT.

13G
CUSIP No. 866615107			Page 4 of 14 Pages

1.	Name of Reporting Person: CEA Investment Partners II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,817,792 (See Item 4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,817,792 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,792 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6%

12.	Type of Reporting Person:* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT.

13G
CUSIP No. 866615107			Page 5 of 14 Pages

1.	Name of Reporting Person: Seaport Associates, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,817,792 (See Item 4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,817,792 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,792 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6%

12.	Type of Reporting Person:* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT.

13G
CUSIP No. 866615107			Page 6 of 14 Pages

1.	Name of Reporting Person: James J. Collis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,854,890 (See Item 4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,854,890 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,854,890 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.7%

12.	Type of Reporting Person:* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

13G
CUSIP No. 866615107			Page 7 of 14 Pages

1.	Name of Reporting Person: William K. Luby		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,854,890 (See Item 4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,854,890 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,854,890 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.7%

12.	Type of Reporting Person:* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

13G
CUSIP No. 866615107	Page 8 of 14 Pages

Item 1(a)	Name of Issuer:

SumTotal Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2444 Charleston Road Mountain View, CA 94043

Item 2(a)	Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):
Seaport Capital Partners II, L.P., a Delaware limited partnership, by virtue of its deemed beneficial ownership of 1,817,792 shares of SumTotal Systems, Inc.’s common stock, par value $.01 (“Common Stock”);
Seaport Investments, LLC, a Delaware limited liability company, by virtue of its deemed beneficial ownership of 37,098 shares of Common Stock;
CEA Investment Partners II, LLC, a Delaware limited liability company, by virtue of its being the general partner of Seaport Capital Partners II, L.P.;
Seaport Associates, LLC, a Delaware limited liability company, by virtue of its being the controlling member of CEA Investment Partners II, LLC;
James J. Collis, a United States citizen, by virtue of his being one of the two managing members of Seaport Associates, LLC and Seaport Investments, LLC; and
William K. Luby, a United States citizen, by virtue of his being one of the two managing members of Seaport Associates, LLC and Seaport Investments, LLC.
The Reporting Persons have entered into a Joint Filing Agreement, dated October 13, 2005, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

13G
CUSIP No. 866615107	Page 9 of 14 Pages

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is One Seaport Plaza, 199 Water Street, 20th Floor, New York, NY 10038.

Item 2(c)	Citizenship:
Each of the Reporting Persons that are entities is organized under the laws of the State of Delaware. Each of the Reporting Persons that are individuals is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2(e)	CUSIP No.:

866615107

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:
          (a)-(b)  Amount Beneficially Owned and Percent of Class: As of October 3, 2005, Seaport Capital Partners II, L.P. owned beneficially 1,817,792 shares of Common Stock, constituting approximately 8.6% of the outstanding Common Stock of SumTotal Systems, Inc. Of such 1,817,792 shares, 181,779 are held in an escrow account to secure certain obligations of Seaport Capital Partners II, L.P. to SumTotal Systems, Inc and the remainder are held of record. Seaport Capital Partners II, L.P. retains voting control over such escrowed shares and, unless claimed by SumTotal Systems, Inc., will be released to Seaport Capital Partners II, L.P. on October 3, 2006. Also as of October 3, 2005, Seaport Investments, LLC owned beneficially 37,098 shares of Common Stock, constituting approximately 0.17% of the outstanding Common Stock of SumTotal Systems, Inc. Of such 37,098 shares, 3,710 are held in an escrow account to secure certain obligations of Seaport Investments, LLC to SumTotal Systems, Inc and the remainder are held of record. Seaport Investments, LLC retains voting control over such escrowed shares and, unless claimed by SumTotal Systems, Inc., will be released to Seaport Investments, LLC on October 3, 2006.
          CEA Investment Partners II, LLC, as the general partner of Seaport Capital Partners II, L.P., and Seaport Associates, LLC, as the controlling member of CEA Investment Partners II, LLC, may be deemed to beneficially own, and to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 1,817,792 shares of Common Stock held beneficially by Seaport Capital Partners II, L.P., constituting 8.6% of the outstanding Common Stock of SumTotal Systems, Inc.

13G
CUSIP No. 866615107	Page 10 of 14 Pages

          Each of James J. Collis and William K. Luby, as the two managing members of Seaport Associates, LLC and Seaport Investments, LLC, may be deemed to beneficially own, and to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,854,890 shares of Common Stock, the aggregate number of shares of Common Stock held beneficially by Seaport Capital Partners II, L.P. and Seaport Investments, LLC, constituting 8.7% of the outstanding Common Stock of SumTotal Systems, Inc.
          Pursuant to Rule 13d-5(b)(1) under the Exchange Act, because Seaport Associates, LLC (and therefore CEA Investment Partners II, LLC and Seaport Capital Partners II, L.P.) and Seaport Investments, LLC are under the common control of James J. Collis and William K. Luby, the Reporting Persons each may be deemed as a group to have beneficial ownership of 1,854,890 shares of Common Stock, the aggregate number of shares of Common Stock held beneficially by the Reporting Persons, representing approximately 8.7% of the outstanding Common Stock as of October 3, 2005.
          (c)        Number of shares as to which each Reporting Person has:
          For Seaport Capital Partners II, L.P., CEA Investment Partners II, LLC and Seaport Associates, LLC:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,817,792

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,817,792
          For Seaport Investments, LLC:
(v)	Sole power to vote or direct the vote: 0

(vi)	Shared power to vote or to direct the vote: 37,098

(vii)	Sole power to dispose or to direct the disposition of: 0

(viii)	Shared power to dispose or to direct the disposition of: 37,098
          For James J. Collis and William K. Luby:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,854,890

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,854,890

13G
CUSIP No. 866615107	Page 11 of 14 Pages

Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person. The filing of this statement by each of the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.
All of the percentages calculated in this Schedule 13G are based upon an aggregate of 21,217,172 shares of Common Stock outstanding as of August 23, 2005, as disclosed in the Company’s Proxy Statement, dated September 2, 2005.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G
CUSIP No. 866615107	Page 12 of 14 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 13, 2005

Seaport Capital Partners II, L.P.
By:	CEA Investment Partners II, LLC
Its:	General Partner

By:	Seaport Associates, LLC
Its:	Member

By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

Seaport Investment, LLC
By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

CEA Investment Partners II, LLC
By:	Seaport Associates, LLC
Its:	Member

By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

Seaport Associates, LLC
By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

/s/ James J. Collis

/s/ William K. Luby

13G
CUSIP No. 866615107	Page 13 of 14 Pages

Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned hereby agree as follows:
          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
          (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: October 13, 2005

Seaport Capital Partners II, L.P.
By:	CEA Investment Partners II, LLC
Its:	General Partneer

By:	Seaport Associates, LLC
Its:	Member

By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

Seaport Investment, LLC
By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

13G
CUSIP No. 866615107	Page 14 of 14 Pages

CEA Investment Partners II, LLC
By:	Seaport Associates, LLC
Its:	Member

By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

Seaport Associates, LLC
By:	/s/ James J. Collis
Name:	James J. Collis
Its:	Executive Vice President

/s/ James J. Collis

/s/ William K. Luby